UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                West Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    952355105
                            ------------------------
                                 (CUSIP Number)

                                  Gary L. West
                                West Corporation
                            11808 Miracle Hills Drive
                                 Omaha, NE 68154
                                 (402) 963-1200

                                 with a copy to
                            Andrew D. Soussloff, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                               New York, NY 10004
                                 (212) 558-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               October 13, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 Pages)

CUSIP NO. 952355105                                            PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Gary L. West
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH             40,462,363
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH             -0-
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                     40,462,363
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,462,363
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          58.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON)
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 6 PAGES

CUSIP NO. 952355105                                            PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Mary E. West
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH             40,462,363
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH             -0-
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                     40,462,363
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,462,363
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          58.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON)
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 6 PAGES

Item 1. Security and Issuer.

         This Amendment No. 2 to Schedule 13D relates to the Schedule 13D filed on February 22, 2001 and Amendment No. 1 thereto, filed on August 30, 2005 with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of West Corporation, a Delaware corporation (the "Company" or the "Issuer"), by Gary L. West and Mary E. West (together, the "Wests"). The address of the principal executive offices of the Company is 11808 Miracle Hills Drive, Omaha, NE 68154.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

         On August 29, 2005, the Wests exercised their first registration demand right pursuant to the Registration Rights Agreement, dated November 25, 1996, between the Company, the Wests and other stockholders named therein, fully described in, and filed as an exhibit to, the Schedule 13D filed jointly by the Wests and Mr. Troy L. Eaden originally on July 24, 1998, as amended by Amendment No. 1 on August 24, 1998, Amendment No. 2 on May 10, 2000 and a Final Amendment on February 21, 2001.

         Pursuant to this exercise, on August 30, 2005, the Company filed a shelf registration statement (the "Registration Statement") under the Securities Act of 1933, as amended by Amendment No. 1, filed on September 22, 2005 and Amendments No. 2 and No. 3, filed on September 23, 2005, registering up to 10,000,000 shares of Common Stock for sale by the Wests in one or more underwritten public offerings.

         On October 6, 2005 the Wests entered into an underwriting agreement with Goldman, Sachs & Co., Credit Suisse First Boston LLC, Robert W. Baird & Co., Incorporated, William Blair & Company, LLC and Banc of America
Securities LLC (the "Underwriters") and West Corporation (the "Company") under the terms of which the Wests sold to the Underwriters an aggregate of 5,000,000 shares of Common Stock of the Company at an aggregate price of $168,000,000. The transaction was completed on October 13, 2005.

         The sales covered by the Registration Statement and the Amendments thereto were the first sales by the Wests of shares of Common Stock of the Company. The West's sale of these shares is for the purpose of diversifying a portion of their holdings. Upon completion of the sale of 5,000,000 shares, the Wests remain the largest stockholders of the Company, owning approximately 58.2% of the outstanding shares of the Company. As stated in previous Schedule 13D filings, the Wests will continue to review their investment in the Company and they may in the future decide to purchase (on such terms and at such times as they consider desirable) additional shares of Common Stock of the Company, or dispose of additional shares of Common Stock of the Company (whether now or hereafter held). In reaching any decision with respect to their investment in the Company, the Wests will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other investment opportunities available to the Wests and economic and market conditions.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date hereof, the Wests collectively beneficially own the aggregate number and percentage of outstanding Common Stock as set forth below:

                               PAGE 4 OF 6 PAGES

                               Number of Shares          Percentage(1)
                               ----------------          -------------

        Wests                      40,462,363                 58.2%


         (b) All the shares of Common Stock beneficially owned by the Wests are held by the Wests in joint tenancy with right of survivorship. Voting power of all shares of Common Stock held by the Wests is shared between them.

         (c) Except as disclosed above, no transactions in the Common Stock were effected by the Wests within the 60-day period prior to the date of this filing.

         (d) Not Applicable.

         (e) Not Applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit        Description
-------        -----------

1.             Underwriting Agreement, dated October 6, 2005, among Gary L.
               West, Mary E. West, West Corporation, Goldman, Sachs & Co., Credit Suisse First Boston LLC, Robert W. Baird & Co. Incorporated, William Blair & Co., LLC and Banc of America Securities LLC.

2.             Joint Filing Agreement, dated February 21, 2001, between Gary L.
               West and Mary E. West (previously filed as Exhibit 99.1 to the
               Schedule 13D filed by the reporting persons on February 22,
               2001).


--------

(1) Based on a total of 69,477,380 shares of Common Stock outstanding on October 13, 2005.


                               PAGE 5 OF 6 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2005




                                                  /s/ Gary L. West
                                                 -------------------------------
                                                     Gary L. West



                                                  /s/ Mary E. West
                                                 -------------------------------
                                                     Mary E. West